Exhibit 3.7

CERTIFICATE OF FORMATION

OF

BUZZEOPDMA LLC

1. The name of the limited liability company is BuzzeoPDMA LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. The limited liability company shall have perpetual existence, unless earlier dissolved pursuant to the Delaware Limited Liability Company Act, this Certificate of Formation or the limited liability company agreement among its member(s).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of BuzzeoPDMA LLC this 25th day of October, 2010.

/s/ David M. McCoy